UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

SILVER HILL MINES, INC.

(Name of Issuer)

Preferred Stock, $.001 par value

(Title of Class of Securities)

827736109

(CUSIP Number)

c/o Gregory M. Wilson, Esq.

18610 East 32nd Ave.

Greenacres, WA 99016

(509) 891-8373

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2010

(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory M. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington State, U.S.A.
	7	SOLE VOTING POWER 10,000,000 Series A Preferred
	8	SHARED VOTING POWER 13,365,000 Common
	9	SOLE DISPOSITIVE POWER 10,000,000 Series A Preferred
	10	SHARED DISPOSITIVE POWER 13,365,000 Common
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 Series A Preferred, 13,365,000 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of 2009 Series A Preferred and 26.77% of Common Shares.
14	TYPE OF REPORTING PERSON OO

Preferred Stock based on approximately 10,000,000 shares Series A Preferred outstanding on June 28, 2010 computed from the issuer's recent filings.  Common stock based upon 49,918,961 issued and outstanding.

NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Long Lane Capital, Inc.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
SEC USE ONLY
SOURCE OF FUNDS N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, U.S.A.
7	SOLE VOTING POWER
8	SHARED VOTING POWER 13,365,000
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 13,365,000
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,365,000
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.77%*
TYPE OF REPORTING PERSON CORP

Item 1. Security and Issuer.

    Mr. Wilson is filing this statement reporting his beneficial ownership of 100% of the issuer’s 2009 Series A Preferred  stock.  This statement relates to shares of  2009 Series A Preferred Stock, (the "Preferred Stock"), of Silver Hill Mines, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 18610 East 32nd Ave., Greenacres, WA 99016. At present, there are 10,000,000 shares of issued and outstanding shares of the Issuer's Preferred Stock.  At present, there are 49,918,961 shares of common stock issued and outstanding, of which 13,365,000 are beneficially owned by Long Lane Capital, a company which Mr. Wilson owns.

Item 2. Identity and Background.

a.	The name of the Reporting Person is Gregory M. Wilson.

b.	The principal business address of Gregory M. Wilson is 18610 East 32nd Ave., Greenacres, WA 99016.

c.

Gregory M. Wilson is the controlling shareholder of Silver Hill Mines, Inc. and is the President of Long Lane Capital, Inc. and exercises control over Long Lane Capital, Inc. Mr. Wilson’s is a lawyer licensed to practice law in the states of Washington and Idaho.

d.	During the past five years, Mr. Wilson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

During the past five years, Mr. Wilson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Wilson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of other consideration used in making the purchase reported by Mr. Wilson were legal services and funds advanced to Silver Hill Mines, Inc.  The shares issued by Silver Hill Mines, Inc. to discharge debt obligations owed to Mr. Wilson.

Item 4. Purpose of Transaction.

 The purpose of the transaction was to discharge debt owed to Mr. Wilson in the amount of $101,968.

Item 5. Interest in Securities of the Issuer.

    a.  On  June 28, 2010, Mr. Wilson took delivery of  10,000,000 shares of Series A Preferred Shares.  This represents all of the issued and outstanding shares of Preferred Stock.  At present, the Issuer has issued and outstanding 49,918,961 shares of Common Stock, of which Long Lane Capital is presently the record owner of 13,365,000 shares.

    b. The following table indicates the number of shares as to which Gregory M. Wilson and Long Lane Capital, Inc.  have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power
Name of Person	Number of Shares	Percent Outstanding

Gregory M. Wilson	10,000,000 Preferred	100%

	Shared Voting Power
Name of Person	Number of Shares	Percent Outstanding
Long Lane Capital	13,365,000 common	26.77%

	Sole Dispositive Power
Name of Person	Number of Shares	Percent Outstanding

Gregory M. Wilson	10,000,000 preferred	100%

	Shared Dispositive Power
Name of Person	Number of Shares	Percent Outstanding
Long Lane Capital	13,365,000 common	26.77%

Gregory M. Wilson is the principal shareholder of Long Lane Capital, Inc.  He is a director and president of Long Lane Capital, Inc.  Mr. Wilson exercises voting and investment control of Long Lane Capital, Inc. in his role as President.

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Company entered into a legal engagement agreement with Mr. Wilson dated April 7, 2007.  The Company will incurred legal fees for Mr. Wilson’s services to the Company.   Mr. Wilson has advanced funds and provided legal services to Silver Hill Mines.  These funds and services have been treated as payables to Mr. Wilson.  These shares of Series A Preferred Stock have been issued to Mr. Wilson to discharge outstanding debt as of March 31, 2010.  As of March 31, 2010, the balance owed to Mr. Wilson was $101,968.

Additionally, Long Lane Capital, Inc., an affiliate shareholder owning 26.77% of the Company’s issued and outstanding common stock, is owned by Gregory M. Wilson.

Item 7. Material to be Filed as Exhibits.

Legal Services Engagement Contract dated April 7, 2007.

SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2010

/s/ Gregory M. Wilson

__________________________

Gregory M. Wilson

Long Lane Capital, Inc.

/s/ Gregory M. Wilson

__________________________

By:  Gregory M. Wilson

Title: President